Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2012

ROUGE RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR YEAR ENDED JANUARY 31, 2012
(Stated in Canadian Dollars)

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2012

ITEM 1.1        DATE AND INTRODUCTION

This Management Discussion and Analysis (“MD&A”) was prepared as of May 28, 2012 and should be read in conjunction with the audited financial statements and notes for the year ended January 31, 2012 contained herein. This report was authorized for issue by the directors of the Company on May 29, 2012.

The financial statements contained herein are stated in Canadian dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) along with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). .

We (“or the Company”) were incorporated under the name “Gemstar Resources Ltd.” on March 31, 1988 pursuant to the provisions of the Company Act (British Columbia). In March 2006, we were transitioned to the Business Corporations Act (British Columbia). On March 25, 2008, we announced a change in our name to “Rouge Resources Ltd” consolidation of our outstanding share capital on a one new for ten old (1:10) share basis; and an increase in our authorized shares capital from 10 million shares without par value to an unlimited number of shares without per value. The 1:10 share consolidation resulted in all share and per share information in the financial statements being presented on a retroactive basis as if the share consolidation took place at the beginning of all years presented.

Our registered and records office is located at 203-409 Granville Street, Vancouver BC, V6C 1T2. We have been a reporting issuer in British Columbia and Alberta since April 3, 1989 and became a foreign issuer in the United States pursuant to filings with the US Securities and Exchange Commission on or about November 15, 2003. Our common shares are quoted on the OTCQB in the United States under the trading symbol ROUGF.

At January 31, 2012, there are 40,565,171 common shares outstanding which have not changed since the January 31, 2011 year end date nor have any more shares been issued to the date of this report. However, we have two new financings currently in progress detailed in Item 1.7 below.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets. Additional information relating to the Company, including its listing application conditionally approved by the TSX Venture Exchange on April 25, 2012, is available on both SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Description of business

We are an exploration stage company focused on the exploration of certain mining claims located in the Thunder Bay Mining District of North Central Ontario, Canada, called the Dotted Lake Property and have no current revenues nor have we earned any since inception. We hold a 100% interest in the original Dotted Lake Property, which has been the only focus of our exploration activities to date, and an exclusive option agreement to acquire the mineral interests in the Lampson Lake Property adjacent to Dotted Lake.

ITEM 1.2        OVERALL PERFORMANCE

During the year ended January 31, 2012, a total of $12,000 was spent on our exploration and evaluation assets. This amount was the 2nd payment on the Lampson Lake option agreement which requires total vendor payments of $60,000 over the three year period ending April 30, 2013. $35,000 has been paid to date, including an additional $16,000 paid subsequent to the year end on April 20, 2012. No other exploration was conducted during the year primarily due to the significant effort expended on the Company’s listing application over many months.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2012

The Company’s listing application, written to apply for our shares to be listed on The TSX Venture Exchange (“The Exchange”), was conditionally approved by the Exchange on April 25, 2012 and filed immediately on both SEDAR and EDGAR. Final listing approval is subject to fulfilling all remaining regulatory requirements including, without limitation, completion of the two previously announced brokered and non-brokered private placement financings of up to $1.2 million from issuance of a maximum of 4,800,000 units at $0.25 per unit.

The net proceeds to be received by us are expected to be $1,130,000 assuming the $930,000 maximum Brokered Offering (4,000,000 units), after deducting the Agent’s 7% commission, and the $200,000 maximum Non-brokered Offering (800,000 units). The proposed use of these funds is as follows:

  remaining costs of the listing including legal, Agent and regulatory fees remaining payments on the Lampson Lake option agreement
  phase 1 of recommended work program on the Dotted Lake Property operating expenses for the ensuing 12 month period
  remaining proceeds for regular working capital purposes

Exploration and evaluation assets

The following table summarizes the amounts expended on the original Dotted Lake Property, now including option payments on the Lampson Lake claims (“The Property”) as at January 31, 2012 and 2011:

	Canada
			Total for	Total for
	Dotted	Lampson	year ended	year ended
	Lake	Lake	Jan. 31, 2012	Jan. 31, 2011
Property acquisition costs

Balance, beginning of period	$15,261	$9,033	$24,294	$15,261
Additions	-	12,000	12,000	9,033
Balance, end of period	$15,261	$21,033	$36,294	$24,294

Exploration and evaluation costs

Balance, beginning of period	$176,585	$-	$176,585	$90,530
Costs incurred during period:
Drilling and related costs				57,832
Field and camp costs				213
Geological consulting				16,099
Project administration				6,754
Travel and accommodation				5,157
	-	-	-	86,055
Balance, end of period	$176,585	$-	$176,585	$176,585

Total balance, end of period	$191,846	$21,033	$212,879	$200,879

The original Dotted Lake Property was originally comprised of one claim acquired by the Company in 2001 at a cost of $200,000. The claim was allowed to lapse in late calendar 2002 and accordingly was written off during year ended January 31, 2003. It was re-staked by the Company in March 2003 which was less expensive than completing the exploration work assessment during the extreme winter weather conditions existing at the time. Since then, the Company has conducted certain acquisition and exploration activities on the Property; completed a National Instrument 43-101 compliant geological report; and kept its mineral interests in The Property in good standing with the Ontario Ministry of Northern Development and Mines (“MNDM”) for future exploration. In October 2009, the Company 3 expanded its 100% owned holdings in the original Property from a single 15-unit claim to ten claims of 82 units by means of staking at a cost of approximately $11,000. Title to the Property was originally held in trust for the Company by a director of the Company. Title was transferred to the Company during the year ended January 31, 2012.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2012

On April 20, 2010, the Company entered into an option agreement with local prospectors (the “Optionors”) regarding the Lampson Lake Property, an additional two claims comprising an aggregate of 22 units adjacent to the Dotted Lake Property. The Company has an exclusive option to purchase a 100% interest in these two claims by making option payments totaling $60,000 as follows: $7,000 paid on April 20, 2010 when the agreement was signed; $12,000 paid on April 20, 2011; $16,000 paid subsequent to the year end on April 20, 2012; and $25,000 payable on April 20, 2013. These claims are subject to a 2% net smelter royalty (“NSR”) in favour of the Optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the Optionors and a 1% NSR on any metals and/or a 1% Net Sales Return royalty payable to Ontario Exploration Company (“OEC”) on any precious stones recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the Optioners for $1,000,000 and to buy back three-quarters 3/4 of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000. In anticipation of meeting the final payment schedule, title was transferred to the Company on January 27, 2012. However, beneficial interest in the property will not be transferred until the final option payment of $25,000 is made on or before April 20, 2013.

On final payment for the Lampson Lake option on April 20, 2013, the Company’s holdings will then total 12 claims of 104 mining units on 1,683 hectares. At present and pending approval of the MNDM, the Company will have $46,776 in banked credits which will mean all claims could be kept in good standing until 2013 with $18,107 credits remaining. The Dotted Lake Property is currently in good standing with the MNDM with due dates for work credits to be applied on claim anniversary dates ranging from November 17, 2012 to March 14, 2013.

The Company continues to monitor claims in the Dotted Lake area and may make additional acquisitions from time to time when management considers the claim to be strategic or otherwise a potential benefit to the Company.

Pursuant to the recommendations from the Company’s consulting geologist, Fladgate Exploration Consulting, the Company plans to conduct future exploration on its mineral property interests at an estimated cost of $226,000, subject to funds availability from the two new financings currently in progress. These exploration funds are required for additional soil sampling, prospecting and trenching to expand on the anomalous zinc and coincident gold anomalies observed from previous soil samples.

There is no assurance that a commercially viable mineral deposit exists on our exploration and evaluation assets. Further exploration is required before a final evaluation of the economic feasibility can be determined. Significant financing and considerable time and effort will be required before our mineral claims can be further explored and, if warranted, developed into a commercial enterprise.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2012

ITEM 1.3        SELECTED ANNUAL INFORMATION

The following table summarizes selected annual information as at and for the years ended January 31:

	2012	2011	2010
FINANCIAL POSITION
Total Assets	$ 243,140	$ 364,036	$ 169,424
Total Liabilities	$ 351,824	$ 193,436	$ 1,140,457
Accumulated Deficit	$ (3,272,837)	$ (2,993,553)	$ (2,737,861)
OPERATIONS
Total Revenues	Nil	Nil	Nil
Comprehensive Loss	$ (279,284)	$ (255,692)	$ (118,922)
Comprehensive Loss per share	$ (0.01)	$ (0.01)	$ (0.01)

ITEM 1.4        DISCUSSION OF OPERATIONS FOR YEAR ENDED JANUARY 31, 2012

The following table summarizes results of operations for the years ended January 31:

		2012		2011		2010

Revenue	$	Nil	$	Nil	$	Nil

Expenses
Amortization and accretion		$1,008		$15,365		$14,561
Management fees		60,000		60,000		60,000
Listing application fees & exp.		90,507		41,003		-
Office administration and travel		64,022		69,589		44,395
Professional fees		47,387		54,506		40,339
Transfer agent and filing fees		16,360		15,229		11,308
Total expenses		(279,284)		(255,692)		(170,603)
Accounts payable write-off		-		-		51,681

Comprehensive loss		$(279,284)		$(255,692)		$(118,922)

Revenue

The Company is in the exploration stage and has not generated any revenues since inception.

Comprehensive loss

The Company reported a net loss of $279,284 for year ended January 31, 2012 compared to a net loss of $255,692 for the previous year. This $23,592 increase in net loss resulted from the following:

-	$14,357 decrease in amortization due to expiry of promissory note accretion
-	$49,504 increase in listing application fees and expenses due to intensity of documentation required by our lawyer and regulatory authorities
-	$5,567 decrease in office administration and travel expenses mainly due to overhead reductions

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2012

-	$7,119 decrease in professional fees (legal, audit and accounting) primarily due concentration of time and effort by company lawyer on the listing application charged to a separate account
-	$1,131 increase in transfer agent and filing fees

ITEM 1.5        SUMMARY OF QUARTERLY RESULTS

The following table summarizes operating results for the eight most recently completed quarters:

	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
	ended	ended	ended	ended	ended	ended	ended	ended
	Jan 31 12	Oct. 31 11	July 31 11	Apr. 30 11	Jan 31 11	Oct. 31 10	July 31 10	Apr. 30 10

Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Comprehensive loss	($83,074)	($78,377)	$ (47,939)	($69,894)	($108,336)	($41,844)	($46,107)	($59,405)
Loss per share	($0.01)	($0.00)	($0.00)	($0.00)	($0.01)	($0.00)	($0.00)	($0.00)
Operating cash flow (Deficiency)	($66,515)	($84,188)	($ 57,370)	($50,518)	($72,760)	($45,508)	($67,199)	($39,496)

Our net losses are fairly consistent from quarter to quarter being comprised substantially of on-going management fees, professional fees, office administration and transfer agent & filing fees. The four exceptions to this consistency are the quarters ended January 31, 2012, October 31, 2011, April 30, 2011 and January 31, 2011 with greater losses than normal primarily due to legal and regulatory fees paid in connection with the listing application conditionally approved on April 25, 2012.

Reconciliation of previous Canadian GAAP to IFRS

IFRS requires the Company to reconcile to previous Canadian GAAP for equity, loss and comprehensive loss and cash flow for comparative periods. The Company’s adoption of IFRS did not have a monetary impact on equity, loss and comprehensive loss and operating, investing or financing cash flows in the prior periods. As a result, there were no adjustments to the statements of financial position, loss and comprehensive loss, cash flows and changes in shareholders’ equity for the above eight quarters.

1.6        LIQUIDITY

The following table summarizes the working capital (deficiency) as January 31:

Working Capital (Deficiency)	2012	2011	2010
Current assets	$20,774	$153,371	$55,439
Current liabilities	(312,148)	(193,436)	(1,140,457)
Working capital (deficiency)	$(291,374)	$(40,065)	$(1,085,018)

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2012

During the year ended January 31, 2012, the working capital deficiency increased to $291,374 from $40,065 primarily due to decrease in cash balance and increase in amounts due to related party both resulting from the funding requirements of on-going operating losses.

The following table summarizes cash flows for years ended January 31:

Cash Flows	2012	2011	2010

Net cash used in operating activities	$(258,591)	$(224,963)	$(157,733)
Net cash used in investing activities	(12,709)	(97,119)	(20,446)
Net cash provided by financing activities	144,171	413,411	226,946
Increase (decrease) in cash	$(127,129)	$91,329	$48,767

Cash, beginning	144,952	53,623	4,856

Cash, end	$17,823	$144,952	$53,623

At January 31, 2012, the Company’s cash position was $17,823 compared to $144,952 at January 31, 2011. The $127,129 decrease in cash for year ended January 31, 2012 (“2012 period”) and the $91,329 increase in cash for year ended January 31, 2011 (“2011 period”) resulted from the following cash flow activities:

(i)

Net cash used in operating activities of $258,591 in 2012 period and $224,963 in 2011 period was due in both periods to on-going operating losses adjusted for relatively minor non-cash items and changes in non-cash working capital items.

(ii)

Net cash used in investing activities of $12,709 in 2012 period was primarily due to scheduled payment of $12,000 under the exclusive option agreement to purchase the Lampson Lake Property. The $97,119 expended in 2011 period was primarily due to prospecting, trenching and preparing the consulting geologist’s report on the Dotted Lake Property along with the $7,000 initial option payment on the Lampson Lake Property.

(iii)

Net cash provided by financing activities of $144,171 in the 2012 period was provided exclusively from related party funding of operating expenses. The $413,411 of net funding received in the 2011 period was due to successful completion of a $1,500,000 private placement (excluding share subscriptions received in advance and modest share issue costs) offset by $983,914 of net repayments to related parties.

1.7        CAPITAL RESOURCES

Share Capital

Authorized
Unlimited number of common shares without par value.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2012

Issued and outstanding
The following table summarizes fully paid common shares issued and outstanding for years ended January 31:

	2012		2011
	Number of		Number
	shares	Amount	of shares	Amount

Balance, beginning of year	40,565,171	$3,110,796	10,565,171	$1,613,471
Private placement @ $0.05 per share			30,000,000	1,500,000

Share issue costs				(2,675)

Balance, end of year	40,565,171	$3,110,796	40,565,171	$3,110,796

During the year ended January 31, 2012, no shares were issued.

During the year ended January 31, 2011, the Company completed a non-brokered private placement of 30,000,000 units at $0.05 for total proceeds of $1,500,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.10 per share for a period of two years. No fair value was attributed to the warrants. Share issuance costs of $2,675 were incurred in relation to this private placement.

Share Purchase Warrants
The changes in share purchase warrants during the years ended January 31 are as follows:

	2012		2011
		Weighted		Weighted
	Number of	average exercise	Number of	average exercise
	warrants	price	warrants	price
Balance, beginning of period	30,000,000	$0.10	10,000,000	$0.10
Warrants issued	-		30,000,000
Warrants expired	-		(10,000,000)
Balance, end of period	30,000,000	$0.10	30,000,000	$0.10

The weighted average life of the share purchase warrants outstanding at January 31, 2012 was 0.25 years. Subsequent to January 31, 2012, the 30,000,000 warrants expired on April 30, 2012 without being exercised.

Stock option plan
The Company’s stock option plan is in the form of a rolling stock option plan, which provides that a committee of the Board of Directors may from time to time, at its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and 8 outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant at a price not less than the closing price of the Company’s shares on the last trading day before the grant of such options less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2012

The number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

At January 31, 2012, the Company had no issued and no outstanding stock options.

Other than the above securities, no other securities will be outstanding which are convertible into, or exchangeable for, the Company’s shares as currently foreseen.

New financings currently in progress

Subsequent to January 31, 2012, the Company applied to the TSX Venture Exchange for the listing of its common shares. When conditional approval was received from The Exchange on April 25, 2012, the listing application was immediately filed on both SEDAR and EDGAR. Final approval is conditional on the fulfillment of certain regulatory requirements and two previously announced private placement financings of up to $1,200,000 from issuance of a maximum of 4,800,000 units at $0.25 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to acquire one additional common share of the Company at a price of $0.40 per share for a period of one year from the date of closing. The financing was not closed on the date of the financial statements.

The net proceeds to be received by the Company assuming the maximum $930,0000 Brokered Offering, after deducting the 7% Agent’s Commission, and the maximum $200,000 Non-Brokered Offering is expected to be $1,130,000. After deducting the estimated working capital deficiency as at March 31, 2012 of approximately $339,923 (January 31, 2012 - $291,374), the Company will have available funds of $790,077. The proposed use of these funds is as follows:

Item	Amount (3)
To pay for the remaining costs of listing including legal expenses, expenses of the Agent and regulatory fees	$61,500
To pay the Corporate Finance Fee (plus HST)	$33,600
To pay the second and third option payment on the Lampson Lake claims	$41,000
To fund phase one of the Work Program on the Dotted Lake Property as recommended in the NI 43-101 Technical Report	$226,600
To provide a reserve for the Company’s operating expenses for the ensuing twelve month period (1)	$197,000
To unallocated working capital (2)	$230,377

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2012

Item	Amount (3)
Total:	$790,077

(1)

Comprised of accounting and audit fees of $37,000/year, management fees of $60,000/year, rent of $30,000/year, office and general of $26,000/year, professional fees of $19,000/year, transfer agent and filing fees of $16,000/year and travel and promotion of $9,000/year.

(2)	Assuming that the maximum amount is sold under the Brokered and Non-Brokered Offerings. This amount must not be less than $100,000 as required by the initial listing requirements of the Exchange.

(3)	Although the Company intends to spend its available funds as stated above, there may be circumstances when, for sound business reasons, a reallocation of funds may be necessary.

The Company’s working capital deficiency at March 31. 2012 of $339,923 (January 31, 2012 - $291,374) includes a related party payable of $265,283 (January 31, 2012 - $245,084). This amount is due to one of our directors, who continued to fund on-going operating expenses in order to finance the Company’s business pending approval of its listing on the Exchange. The Company expects to repay the related party payable upon completion of the Brokered and Non-Brokered Offerings. The payable is currently non-interest bearing, unsecured, and has no fixed terms of repayment.

The Company intends to initiate phase one of the Work Program on the Dotted Lake Property as recommended in the NI 43-101 Technical Report in the summer months of 2012, subject to weather conditions and the availability of work crews and equipment. Completion of the recommended program is expected to occur within three weeks, with compilation and testing expected to take an additional two months.

ITEM 1.8        OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

ITEM 1.9        TRANSACTIONS BETWEEN RELATED PARTIES

The following related party payable outstanding is unsecured, non-interest bearing and has no fixed term of repayment as at January 31:

	2012	2011	2010
Payable to directors and officers of the Company	$245,084	$100,913	$1,069,901

The Company had the following transactions with a director and officer of the Company during the year ended January 31:

	2012	2011	2010
Management services	$60,000	$60,000	$60,000
Office rent	30,000	30,000	30,000
	$90,000	$90,000	$90,000

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2012

ITEM 1.10      FOURTH QUARTER ENDED JANUARY 31, 2012

During the 4th quarter, the Company worked very hard on drafting its application for listing its shares on the TSX Venture Exchange, in cooperation with both sets of securities lawyers, ours and the Agent’s.

At the December 13, 2011 Annual General Meeting of shareholders, three new directors were elected: J. Ronald McGregor, Steven J. Chan and James O. Burns. Subsequently, Mr. McGregor was appointed Chief Financial Officer as replacement for Mr. Darcy T. Krell.

ITEM 1.11      SUBSEQUENT AND PROPOSED TRANSACTIONS

On February 6, 2012, the Company entered into an agreement to defer $39,676 of debt owed to a professional advisor to a date beyond July 31, 2013. Accordingly, this amount has been reclassified from a short term to a long term liability of the Company as at January 31, 2012. The amount is unsecured and non-interest bearing.

On April 20, 2012, the Company made its third payment of $16,000 pursuant to the option agreement dated April 20, 2010 regarding 100% purchase of the Lampson Lake Property. A final payment of $25,000 is due on April 20, 2013.

On April 30, 2012, 30,000,000 share purchase warrants expired without being exercised.

Subsequent to January 31, 2012, the Company applied to the TSX Venture Exchange for the listing of its common shares. Conditional approval was received on April 25, 2012. The listing is conditional on the fulfillment of certain regulatory requirements and a private placement financing of up to $1,200,000 from issuance of a maximum of 4,800,000 units at $0.25 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to acquire one additional common share of the Company at a price of $0.40 per share for a period of one year from the date of closing. The financing was not closed on the date of the financial statements. (see Item 1.7 above)

ITEM 1.12      CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the useful lives of furniture and equipment, the recoverability of the carrying value of exploration and evaluation assets, and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from these estimates and judgments.

ITEM 1.13      CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

Transition to IFRS

As result of the Accounting Standards Board of Canada’s decision to adopt IFRS for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company has adopted IFRS in these financial statements, making them the first annual financial statements of the 11 Company reported under IFRS. The Company previously applied the available standards under previous Canadian GAAP that were issued by the Accounting Standards Board of Canada.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2012

As required by IFRS 1 “First-time Adoption of International Financial Reporting Standards”, February 1, 2011 has been considered to be the date of transition to IFRS by the Company. Therefore, the comparative figures at February 1, 2010, previously reported under previous Canadian GAAP, have been restated in accordance with IFRS.

Optional exemptions applied
The Company has applied the following optional transition exemptions to full retrospective application of IFRS:

–	IFRS 3 “Business Combinations” has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.
–

IFRS 2 “Share-based payments” has not been retrospectively applied to equity instruments that were granted and had vested before the Transition Date. As a result of applying this exemption, the Company will apply the provision of IFRS 2 only to all outstanding equity instruments that are unvested as at the Transition Date to IFRS. The Company did not have any unvested outstanding equity instruments as of the Transition Date.

Estimates
IFRS 1 requires that estimates made in accordance with IFRS at the date of transition and other comparative periods shall be consistent with estimates made for the same date in accordance with Canadian GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of February 1, 2010 and January 31, 2011 are consistent with its Canadian GAAP estimates for the same dates.

Reconciliation of previous Canadian GAAP to IFRS
Except for the reclassification between equity accounts from contributed surplus (the Canadian GAAP term used for this account) to option reserve (the IFRS term for this account), the adoption of IFRS had no impact on the Company’s financial position at February 1, 2010 and January 31, 2011 or its financial performance or cash flows for the year ended January 31, 2011.

ITEM 1.14      FINANCIAL AND OTHER INSTRUMENTS

The Company classifies its financial instruments in the following categories: fair value through profit or loss investments, loans and receivables, held-to-maturity investments, available-for-sale investments and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are held-for-trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets or classified as non-current assets where maturities are greater than 12 months after the end of the reporting period.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2012

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those instruments that are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date, ie. the date on which the group commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

The Company does not have any derivative financial assets and liabilities.

Classification of financial instruments
Financial assets included in the statement of financial position at January 31 are as follows:

	2012	2011	2010
Financial assets:
Cash	$17,823	$144,952	$53,623
Harmonized sales tax refundable	2,951	8,419	1,816
Credit card security deposit	6,900	6,900	6,900
	$27,674	$160,271	$62,339

Other financial liabilities included in the statement of financial position at January 31 are as follows:

	2012	2011	2010
Other financial liabilities:
Trade payables	$27,464	$56,273	$46,380
Related party payable	245,084	100,913	1,069,901
Deferred loan payable	39,676	-	-

	$312,224	$157,186	$1,116,281

Fair value

The fair value of the Company’s financial assets and liabilities approximate the carrying amounts.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2012

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

The following is a breakdown of the Company’s financial assets measured at fair value as at January 31:

		2012
	Level 1	Level 2	Level 3
Cash	$17,823	$-	$-
Harmonized sales tax refundable	2,951
Credit card security deposit	6,900

		2011
	Level 1	Level 2	Level 3
Cash	$144,952	$-	$-
Harmonized sales tax refundable	8,419
Credit card security deposit	6,900

Financial Risk Management

We are exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Our primary exposure to credit risk is on our cash held in bank accounts. The majority of cash is deposited in bank accounts held with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. Our secondary exposure to risk on our harmonized sales tax refundable is minimal since it is recoverable from the Canadian Government.

Liquidity risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We have a planning and budgeting process in place to help determine the funds required to support our normal operating requirements on an ongoing basis. We attempt to ensure there is sufficient access to funds to meet our short-term business requirements, taking into account our anticipated cash flows from operations and our holdings of cash and cash equivalents.

Historically, our source of funding has been either the issuance of equity securities for cash, primarily through private placements, or loans from directors and officers. Our access to financing is always uncertain and there can be no assurance of continued access to significant equity funding.

Foreign exchange risk
Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. We operate primarily in Canada and therefore are not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2012

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to interest rate risk relates to our ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Capital management
The Company's policy is to maintain a capital base sufficient to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of share capital net of accumulated deficit.

There have been no changes in the Company's approach to capital management during the current fiscal year and the Company is not subject to any externally imposed capital requirements.

ITEM 1.15 OTHER MD&A REQUIREMENTS

Management’s Responsibility for Financial Statements
Management is responsible for the preparation and fair presentation of the Company’s financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Disclosure Controls and Procedures
We maintain a set of disclosure controls and procedures designed to ensure information required to be disclosed in filings pursuant to regulatory requirements is recorded, processed, summarized and reported within the required time periods. Our management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Our management is also responsible to ensure that information disclosed externally, including the financial statements and MD&A, is complete and reliable.

Our CEO and CFO have evaluated the disclosure controls and procedures over financial reporting for the year ended January 31, 2012 and have concluded they are operating effectively notwithstanding the inherent weakness of a small company having a very small staff. This lack of segregation of duties is overcome by heavy reliance on senior management during the review and approval process along with the annual independent audit.

Business and Regulatory Risks
We are engaged in the mineral exploration business and manage related industry risk directly. We are potentially at risk for environmental reclamation and fluctuations and commodity-based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. At present, the Company is not required to provide for restoration and environmental obligations so no provision has been made. However, there is no certainty that all environmental risks and contingencies have been addressed.

Our exploration program will require significant future expenditures and there is no assurance any commercial mineral quantities will be found. If we are unable to generate significant revenues from our mineral claims, continued losses are expected into the foreseeable future. There is no history upon which to base any assumption as to the likelihood we will prove successful, and there is no assurance that we will generate any revenues nor ever achieve profitability. If unsuccessful in addressing these risks, the business will fail and investors could lose all of their investment in the company.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2012

Regulatory risks include the possible delays in getting regulatory approval to the transactions that the Board of Directors believe to be in our best interest, increased fees for statutory filings, and the introduction of increasingly more complex reporting requirements which we must comply with in order to maintain our public company position.

Forward-looking statements
This Management Discussion and Analysis may contain certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, a change in the use of proceeds, the volatility of mineral prices, the possibility that exploration efforts will not yield economically recoverable quantities of minerals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov).Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.